Exhibit 99.1

NuCana Reports First Quarter 2018 Financial Results

Edinburgh, United Kingdom, May 23, 2018 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA), a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients, announced financial results for the first quarter ended March 31, 2018.

As of March 31, 2018, NuCana had cash and cash equivalents of £81.3 million compared to £18.3 million as of March 31, 2017. The increase in cash and cash equivalents primarily reflects the net proceeds raised from NuCana’s initial public offering completed in October 2017. NuCana reported a loss of £6.4 million for the quarter ended March 31, 2018, compared to £1.6 million for the quarter ended March 31, 2017. Basic and diluted loss per share was £0.20 for the quarter ended March 31, 2018, compared to £0.07 per share for the comparable quarter in 2017.

“We are off to a great start in 2018 and are advancing multiple product candidates in several important studies,” said Hugh Griffith, NuCana’s Founder and Chief Executive Officer. “Utilizing our proprietary technology, we are transforming some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. During the quarter, we announced promising interim data from the first eight patients in the Phase 1b study of Acelarin® in combination with cisplatin for the first-line treatment of patients with biliary tract cancers. One patient had a complete response and three patients had partial responses for an overall response rate of 50%. We also announced the enrollment of the 100th patient in the first-line pancreatic cancer Phase 3 study of Acelarin compared to gemcitabine. We look forward to providing updates on these and our other programs throughout the course of the year.”

About NuCana plc

NuCana® is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our most advanced ProTide candidates, Acelarin® and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in three clinical studies, including a Phase 2 study for patients with ovarian cancer, a Phase 1b study for patients with biliary tract cancer and a Phase 3 study for patients with pancreatic cancer. NUC-3373 is currently in a Phase 1 study for the potential treatment of a wide range of advanced solid tumors.

For more information, please visit: www.nucana.com.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the initiation, timing, progress and results of clinical studies of the Company’s product candidates. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Securities and Exchange Commission (“SEC”) on March 22, 2018, and subsequent reports that we file with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Condensed Consolidated Statements of Operations for the three months ended March 31,

	2018	2017
	(in thousands, except per share data) (unaudited)
	£	£
Research and development expenses	(3,705)	(1,612)
Administrative expenses	(1,240)	(324)
Initial public offering related expenses	—	(32)
Net foreign exchange losses	(2,548)	(48)

Operating loss	(7,493)	(2,016)
Finance income	190	47

Loss before tax	(7,303)	(1,969)
Income tax credit	909	332

Loss for the period	(6,394)	(1,637)

Basic and diluted loss per share	(0.20)	(0.07)

Condensed Consolidated Statements of Financial Position at March 31,

	2018	2017
	(in thousands) (unaudited)
	£	£
Assets
Non-current assets
Intangible assets	2,030	1,585
Property, plant and equipment	499	16
Deferred tax asset	40	—

	2,569	1,601

Current assets
Prepayments, accrued income and other receivables	2,799	3,215
Current income tax receivable	3,265	2,392
Cash and cash equivalents	81,338	18,323

	87,402	23,930

Total assets	89,971	25,531

Equity and liabilities
Capital and reserves
Share capital and share premium	80,508	43,433
Other reserves	58,494	4,326
Accumulated deficit	(51,553)	(23,893)

Total equity attributable to equity holders of the Company	87,449	23,866

Non-current liabilities
Provisions	18	—

Current liabilities
Trade payables	897	975
Payroll taxes and social security	105	65
Accrued expenditure	1,502	625

	2,504	1,665

Total liabilities	2,522	1,665

Total equity and liabilities	89,971	25,531

Condensed Consolidated Statements of Cash Flows for the three months ended March 31,

	2018	2017
	(in thousands) (unaudited)
	£	£
Cash flows from operating activities
Loss for the period	(6,394)	(1,637)
Adjustments for:
Income tax credit	(909)	(332)
Amortization and depreciation	74	31
Finance income	(190)	(47)
Share-based payments	428	263
Net foreign exchange losses	2,537	47

	(4,454)	(1,675)
Movements in working capital:
Decrease in prepayments, accrued income and other receivables	197	373
(Decrease) increase in trade payables	(222)	247
Decrease in payroll taxes, social security and accrued expenditure	(190)	(555)

Movements in working capital	(215)	65

Cash used in operations	(4,669)	(1,610)

Corporation tax	1,910	135

Net cash used in operating activities	(2,759)	(1,475)

Cash flows from investing activities
Interest received	202	48
Payments for office and computer equipment	(171)	(1)
Payments for intangible assets	(136)	(237)

Net cash used in investing activities	(105)	(190)

Cash flows from financing activities

Net cash from financing activities	—	—

Net decrease in cash and cash equivalents	(2,864)	(1,665)

Cash and cash equivalents at beginning of period	86,703	19,990

Foreign currency translation differences	(2,501)	(2)

Cash and cash equivalents at end of period	81,338	18,323

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke Partners

Chris Brinzey

+1 339-970-2843

Chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com